UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

AFV PARTNERS SPV-4 LLC

2126 HAMILTON ROAD, SUITE 260

ARGYLE, TX 76226

TELEPHONE: 858-774-5879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D

1.	Name of Reporting Persons AFV Partners SPV-4 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,359,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,359,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,359,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)

This Schedule 13D is filed by AFV Partners SPV-4 LLC (“AFV-4”), AFV Management Advisors LLC (“AFV”) and Tony Aquila (“Mr. Aquila”) (AFV-4, AFV and Mr. Aquila are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

2.

CUSIP No. 13803R 102	13D

1.	Name of Reporting Persons AFV Management Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,359,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,359,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,359,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

3.

CUSIP No. 13803R 102	13D

1.	Name of Reporting Persons Tony Aquila
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,038,828
	8.	Shared Voting Power 12,359,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 1,038,828
	10.	Shared Dispositive Power 12,359,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,398,215 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

The shares are owned as follows: (i) 12,359,387 by AFV-4 and (ii) 1,038,828 by Mr. Aquila, of which 1,003,828 shares are subject to Restricted Stock Units that vest through October 19, 2023. Mr. Aquila is the Chairman and CEO of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

4.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”) of Canoo Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 19951 Mariner Avenue, Torrance, CA 90503.

Item 2.	Identity and Background

a)

The persons and entities filing this statement are AFV Partners SPV-4 LLC (“AFV-4”), AFV Management Advisors LLC (“AFV”) and Tony Aquila (“Mr. Aquila”) (collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons and each other person listed on Schedule 1 hereto is 2126 Hamilton Road, Suite 260, Argyle, TX 76226.

c)

The principal business of each of the Reporting Persons is to manage and facilitate investments on behalf of AFV Partners LLC, a long-term permanent capital vehicle that invests in mission critical technology, software and data businesses.

d)

During the last five years, none of the Reporting Persons nor any person listed on Schedule 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

During the last five years, none of the Reporting Persons nor any person listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Mr. Aquila is a citizen of the United States; AFV-4 is a Delaware limited liability company and AFV is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information with respect to the Reporting Persons required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own an aggregate of 13,398,215 shares of Common Stock of the Issuer as reflected in this Schedule 13D.    AFV-4 acquired 8,859,387 shares (the “Merger Shares”) pursuant to the Merger Agreement and Plan of Reorganization, dated as of August 17, 2020, by and among Hennessy Capital Acquisition Corp. IV (“Hennessy Capital”), HCAC IV First Merger Sub, Ltd., a direct, wholly-owned subsidiary of Hennessy Capital (“First Merger Sub”), HCAC IV Second Merger Sub, LLC, a direct, wholly-owned subsidiary of Hennessy Capital (“Second Merger Sub”), and Canoo Holdings Ltd. (“Legacy Canoo”) pursuant to which, through a series of mergers between Legacy Canoo, First Merger Sub, and Second Merger Sub (collectively, the “Transactions”), Legacy Canoo became a direct, wholly-owned subsidiary of Hennessy Capital, which subsequently changed its name to Canoo Inc. The Merger Shares were issued upon the consummation of the Transactions on December 21, 2020 in respect of AFV-4’s existing investment in Legacy Canoo. Also on December 21, 2020, AFV-4 acquired 3,500,000 shares of the Issuer’s Common Stock (the “PIPE Shares”) at a price of $10.00 per share in a private placement transaction. AFV-4 funded the acquisition of the PIPE Shares with cash funds held for making investments. Mr. Aquila is also the direct owner of 1,038,828 shares of the Issuer’s Common Stock, of which 1,003,828 are subject to Restricted Stock Units that vest through October 19, 2023, and which he acquired prior to the closing of the Transactions.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market

5.

conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Schedule 13D is provided as of the date of this filing:

Reporting Person	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
AFV-4	12,359,387	0	12,359,387	0	12,359,387	12,359,387	5.2%
AFV (2)	0	0	12,359,387	0	12,359,387	12,359,387	5.2%
Mr. Aquila (2)	1,038,828	1,038,828	12,359,387	1,038,828	12,359,387	13,398,215	5.7%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)

The shares are owned as follows: (i) 12,359,387 by AFV-4 and (ii) 1,038,828 by Mr. Aquila, of which 1,003,828 are subject to Restricted Stock Units that vest through October 19, 2023. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	This percentage set forth on the cover sheets is calculated based on 235,655,503 shares of the Issuer’s Common Stock outstanding as of December 21, 2020.

(c)	Except as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)

Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported hereby.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the arrangements described below, the information furnished in Item 3 is incorporated into this Item 6 by reference.

6.

Subscription Agreement

On August 17, 2020, AFV-4 entered into a subscription agreement with Hennessy Capital Acquisition Corp. IV (the “Subscription Agreement”), providing for AFV-4 to acquire the PIPE Shares in connection with the consummation of the Transactions described in Item 3 above. The Subscription Agreement contains customary representations and warranties of the Issuer and AFV-4. The acquisition of the PIPE Shares pursuant to the Subscription Agreement closed on December 21, 2020. The Issuer has provides for customary registration rights to AFV-4.

Letter Agreement

On November 25, 2020, Mr. Aquila entered into a letter agreement (the “Letter Agreement”) with Legacy Canoo, setting forth the terms of his service as Executive Chairman of the Issuer following the consummation of the Transactions. The Letter Agreement provides for, among other things, the grant to Mr. Aquila of certain equity awards of Legacy Canoo and the Issuer. The grants contemplated by the Letter Agreement have not yet resulted in Mr. Aquila beneficially acquiring ownership of additional shares of Issuer Common Stock because the awards are subject to various vesting conditions.

Lockup Agreements

On December 21, 2020, in connection with the Consummation of the Transactions, Mr. Aquila and AFV-4 each entered into lockup agreements with the Issuer (the “Lockup Agreements”). The Lockup Agreements generally restrict the disposition of Issuer Common Stock or securities convertible into Issuer Common Stock for a period of 180 days following December 21, 2020. The restrictions contained in the Lockup Agreements do not apply to the PIPE Shares.

The foregoing descriptions of the Subscription Agreement, the Letter Agreement and the Lockup Agreements do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement regarding filing of joint Schedule 13D.

2.

Form of Subscription Agreement, dated as of August 17, 2020, by and between Hennessy Capital Acquisition Corp. IV and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-4 filed on September 18, 2020).

3.

Letter agreement between Canoo Technologies Inc. (f/k/a Canoo Inc.) and Anthony Aquila dated November 25, 2020 (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-4 filed on November 25, 2020).

4.	Form of Lockup Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 22, 2020).

5.	Power of Attorney.

7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2020

AFV Partners SPV-4 LLC

By:	Tony Aquila, by /s/ Ron A. Metzger, Attorney-in-Fact
Tony Aquila, President and Chief Executive Officer

AFV Management Advisors LLC

By:	Tony Aquila, by /s/ Ron A. Metzger, Attorney-in-Fact
Tony Aquila, Managing Member

By:	Tony Aquila, by /s/ Ron A. Metzger, Attorney-in-Fact
Tony Aquila

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

8.

SCHEDULE I

AFV Management Advisors LLC (“AFV”) is the sole manager and controlling member of AFV Partners SPV-4 LLC (“AFV-4”). Tony Aquila is the managing member of AFV. The officers of AFV-4 are as follows:

Name	Position	Citizenship
Tony Aquila	President and Chief Executive Officer	United States of America
Renato Giger	Vice President, Secretary and Treasurer	United States of America

The principal occupation of Mr. Giger is to serve as Chief Financial Officer for AFV Partners LLC.

9.